SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                           San Juan Basin Royalty Trust
                                 (Name of Issuer)

                           Units of Beneficial Interest
                          (Title of Class of Securities)

                                    798241105
                                  (Cusip Number)

                                J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                  (817) 390-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 13, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of Depositary Units reported herein is 4,161,200, which constitutes approximately 8.9% of the total number of Units of Beneficial Interest outstanding. All ownership percentages set forth herein assume that there are 46,608,796 Units of Beneficial Interest outstanding.
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1.   Name of Reporting Person:

     Alpine Capital, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 4,153,000 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 4,153,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,153,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11):  8.9%


14.  Type of Reporting Person: PN

------------
(1) Power is exercised through its two general partners, Robert W. Bruce III and Algenpar, Inc.

1.   Name of Reporting Person:

     Robert W. Bruce III

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power:  8,200 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: 4,153,000 (2)
Owned By
Each
Reporting      9.   Sole Dispositive Power:  8,200 (1)
Person
With
               10.  Shared Dispositive Power: 4,153,000 (2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,161,200 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  8.9%

14.  Type of Reporting Person: IN
-------------
(1) Solely in his capacity as Custodian with respect to 5,100 Units of Beneficial Interest held by Mr. Bruce's daughter Caroline B. Bruce, and with respect to 3,100 Units of Beneficial Interest held by Mr. Bruce's daughter Roberta W. Bruce.
(2) Solely in his capacity as one of two general partners of Alpine Capital, L.P., with respect to 4,153,000 Units of Beneficial Interest.

1.   Name of Reporting Person:

     Algenpar, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Units
Beneficially   8.   Shared Voting Power: 4,153,000 (1)(2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 4,153,000 (1)(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,153,000 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  8.9%

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its President, J. Taylor Crandall.
(2) Solely in its capacity as one of two general partners of Alpine Capital, L.P.

1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Units
Beneficially   8.   Shared Voting Power: 4,153,000 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 4,153,000 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,153,000 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 8.9%


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is one of two general partners of Alpine Capital, L.P.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated April 1, 1999, (the "Schedule 13D"), relating to the Units of Beneficial Interest (the "Units"), of San Juan Basin Royalty Trust. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.   SECURITY AND ISSUER.

     No material change.

Item 2.   IDENTITY AND BACKGROUND.

     No material change.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used by the Reporting Persons to purchase Units are as follows:

REPORTING PERSON     SOURCE OF FUNDS        AMOUNT OF FUNDS

     Alpine          Working Capital(1)     $24,646,172.60

     R. Bruce        Not Applicable         $    59,470.00(2)

     Algenpar        Not Applicable         Not Applicable

     Crandall        Not Applicable         Not Applicable

     (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Units.

     (2) Mr. Bruce's daughter Caroline B. Bruce expended $35,907.50 of personal funds to purchase 5,100 Units and Mr. Bruce's daughter Roberta W. Bruce expended $23,562.50 in personal funds to purchase 3,100 Units.

Item 4.   PURPOSE OF TRANSACTION.

     No material change.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 has been amended and restated in its entirety as follows:

     (a)

     ALPINE

     The aggregate number of Units that Alpine owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 4,153,000, which constitutes approximately 8.9% of the outstanding Units.

     R. BRUCE

     Because of his position as one of two general partners of Alpine and because of his role as Custodian of 8,200 Units held by his children, Roberta
W. Bruce and Caroline B. Bruce, R. Bruce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 4,161,200 Units, which constitutes approximately 8.9% of the outstanding Units.

     ALGENPAR

     Because of its position as one of two general partners of Alpine, Algenpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,153,000 Units, which constitutes approximately 8.9% of the outstanding Units.

     CRANDALL

     Because of his position as President and sole stockholder of Algenpar, one of two general partners of Alpine, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,153,000 Units, which constitutes approximately 8.9% of the outstanding Units.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Units.

     (b)

     ALPINE

     Acting through its two general partners, Alpine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,153,000 Units.

     R. BRUCE

     As one of two general partners of Alpine, R. Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,153,000 Units. Also, as the Custodian of 8,200 Units held by his children, Roberta W. Bruce and Caroline B. Bruce, R. Bruce has sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,200 Units.

     ALGENPAR

     As one of two general partners of Alpine, Algenpar has shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,153,000 Units.

     CRANDALL

     As the President and sole stockholder of Algenpar, which is one of two general partners of Alpine, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,153,000 Units.

     (c) Since its last filing, Alpine has purchased Units in open market transactions on the New York Stock Exchange as follows:

                  NO. OF UNITS     PRICE PER
     DATE           PURCHASED        UNIT

     04/05/99        35,900        $ 6.42
     04/05/99        20,000          6.46
     04/06/99        16,000          6.70
     04/07/99        45,900          6.68
     04/08/99        10,300          6.68
     04/09/99        21,900          6.75
     04/12/99        25,000          6.48
     04/13/99       674,000          6.28

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Units since the last filing.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units owned by such Reporting Person.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is restated in its entirety as follows:

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  April 13, 1999

                                  ALPINE CAPITAL, L.P.

                                  By: /s/ Robert W. Bruce III
                                      Robert W. Bruce III,
                                      Manager

                                  /s/ Robert W. Bruce III
                                  ROBERT W. BRUCE III

                                  ALGENPAR, INC.

                                  By: /s/ J. Taylor Crandall
                                      J. Taylor Crandall,
                                      President


                                  /s/ J. Taylor Crandall
                                  J. TAYLOR CRANDALL

                            EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1    Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.